                                    [EXHIBIT II TO AGREEMENT DATED MAY 31, 1996]

                               AS OF MAY 31, 1996
                                 VICTOR A RICE
                                LUCASVARITY PLC

                            ------------------------

                            DRAFT/SERVICE AGREEMENT

                            ------------------------

AN AGREEMENT made as of May 31, 1996

BETWEEN:

LUCASVARITY PLC, a company whose registered office is at 9 Upper Belgrave Street, London SW1 (NEWCO); and

VICTOR A RICE (VAR)

IT IS HEREBY AGREED as follows:

DEFINITIONS

1. In this Agreement:

ARTICLES means the articles of association of Newco in force from time to time;

BOARD means the board of directors of Newco, as constituted from time to time;

EFFECTIVE DATE means the date on which the condition precedent specified in clause 2 is satisfied;

EMPLOYMENT means VAR's employment in accordance with this Agreement;

GROUP means any of (i) Newco, and (ii) any subsidiary of Newco from time to time. For the purposes of this Agreement, subsidiary has the meaning in section 736 of the Companies Act 1985 (as amended);

LUCAS means Lucas Industries plc;

MERGER means the merger of Varity into US Sub upon the terms and subject to the conditions set out in the Transaction Agreement;

REMUNERATION COMMITTEE means the remuneration committee of Newco, as constituted from time to time;

TRANSACTION AGREEMENT means the agreement dated as of May 31, 1996 between Newco, Lucas, Varity and US Sub;

US SUB means Varity Combination Corporation, a Delaware corporation;

VARITY means Varity Corporation.

CONDITION PRECEDENT

2. This Agreement is conditional upon and subject to Closing of the Reorganisation (as such terms are defined in the Transaction Agreement). Should Closing of the Reorganisation fail to take place for any reason, this Agreement shall have no force or effect.

EMPLOYMENT AND DUTIES

3.1 From the Effective Date, VAR, who will be a member of the Newco Board, will be employed by Newco on the terms of this Agreement and will serve as its Chief Executive Officer. Pursuant to the Employment, VAR will also act as Chief Executive Officer of Lucas and of Varity.

3.2 As Chief Executive Officer of Newco, VAR shall have general and active management, supervision, direction and control of the business and affairs of Newco and its subsidiaries, subject to the control of Newco's directors and to the Articles (and to the articles of association of Newco's subsidiaries). All of the other officers of Newco and of its subsidiaries shall report to VAR or such other officer or officers as he may from time to time designate. VAR shall have general authority to execute all documents on behalf of Newco and its subsidiaries.

3.3 At all times during the Employment VAR will well and faithfully serve Newco and the Group, and will use his utmost endeavours to promote their respective interests.

3.4 VAR will work the hours necessary or appropriate from time to time to carry out his duties properly and effectively.

3.5 During the Employment, VAR will not (without the written consent of the Board) be directly or indirectly engaged, concerned or interested in any other business, trade or occupation, provided that he may hold and/or be interested in (for the purpose of investment only) any securities listed on a recognised stock exchange or securities representing not more than 5% in nominal value of any other company, and provided further that VAR may continue to serve on the board of directors of American Precision Industries, International Murex Technologies Corporation and Louisiana Land and Exploration Company, and he may also serve on the board of directors of any non-profit organisation.

TERM

4. Subject to clause 12.2 below, the Employment is for an initial fixed period of 3 years commencing on the Effective Date, and continuing thereafter unless or until terminated by either party giving to the other not less than 2 years' prior written notice, such notice to expire on the third anniversary of the Effective Date or at any time thereafter.

PLACE OF WORK

5. Newco may require VAR to perform his duties anywhere within the United Kingdom and to make visits outside the United Kingdom when required for the proper performance of his duties but shall not otherwise require him to work outside the United Kingdom unless he is willing to do so.

SALARY

6.1 VAR's base salary is L600,000 per annum (less deductions for income tax and national insurance). Base salary will accrue from day to day and is payable in arrears in equal monthly instalments.

6.2 VAR shall be entitled to such increased level of base salary as the Remuneration Committee may from time to time deem appropriate.

6.3 VAR's base salary is inclusive of any remuneration to which he may be entitled as a director or officer of Newco or of any other member of the Group.

BONUS

7. In relation to each Newco financial year during the Employment, VAR will be eligible to receive an annual bonus, based on the attainment of appropriate performance targets set in advance by the Remuneration Committee. The precise method and timing of payment shall be as determined by the Remuneration Committee, provided that in relation to any one Newco financial year VAR will not receive a bonus in excess of an amount equal to 100% of his base salary at the end of that year (the MAXIMUM BONUS). The normative annual bonus (payable upon attainment of 100% of the performance target) will be 80% of base salary at the end of the relevant Newco financial year. If, in relation to any Newco financial year, the level of attainment against performance targets is such that VAR would have earned an annual bonus in excess of the Maximum Bonus, VAR shall have no immediate entitlement to such excess, which will be carried forward to become payable in relation to later Newco financial years, always provided that VAR shall not be paid a bonus amount in excess of the Maximum Bonus in respect of any Newco financial year, and further provided that at retirement VAR shall be entitled to any such excess then existing (the amount of payment with respect to any such excess then existing not to exceed in any one Newco financial year the Maximum Bonus in respect of the last complete Newco financial year during the Employment). Notwithstanding the foregoing, VAR's bonus amount for the financial year ending 31 January 1997 shall be payable on the basis of, and calculated in accordance with, VAR's current Varity bonus scheme. In the event that the term of the Employment ends at a time other than the end of a Newco financial year, VAR's bonus for such final partial year shall be appropriately pro-rated.

SHARE-BASED INCENTIVES

8.1 All options which have previously been granted to VAR by Varity to purchase shares of Varity's common stock, and which remain outstanding immediately prior to the Merger, shall be converted into options to acquire (subject to the terms and conditions governing the schemes under which such options were originally granted and which shall remain unaltered) the same number of shares (or, as the case may be, American Depository Shares or Restricted American Depository Shares) in Newco as he would have been entitled to receive under the Merger had he exercised his options in full immediately prior to the Merger, at a price per share equal to:

        (i) the aggregate exercise price for shares of Varity's common stock otherwise purchasable pursuant to such options; divided by

        (ii) the number of  shares in Newco  (or, as the  case may be,  American
    Depository   Shares  or   Restricted  American   Depository  Shares)  deemed
    purchasable pursuant to such options.

8.2 During the Employment, VAR shall be entitled to participate, on terms determined by the Remuneration Committee (but which shall be no less favourable than those applicable to other executive directors or officers of Newco or the Group) in any additional share based compensation plans which may be introduced for senior employees and directors of Newco or the Group.

OTHER BENEFITS

9. During the Employment, VAR will be eligible to participate in such other benefit programmes and arrangements (including, without limitation the right to have use of a motor car) which are available to other executive directors of Newco (excluding any ongoing pension arrangements) or as are customary for executive directors in his position.

EXPENSES

10. Newco will reimburse VAR for all reasonable out of pocket expenses properly incurred by him in the Group's business and evidenced to Newco's reasonable satisfaction (including, for the avoidance of doubt, VAR's reasonable relocation costs to the UK in connection with the Employment, and reasonable repatriation costs to the US on the termination of the Employment).

HOLIDAY AND SICKNESS

11.1 VAR is entitled to 25 working days' holiday (in addition to UK statutory holidays) with full salary in each calendar year during the Employment, or such longer holidays as shall be agreed with the Chairman. Holiday is to be taken at such time or times as may be agreed between VAR and the Chairman. VAR shall have no claim against Newco if he does not take his full holiday entitlement.

11.2 Without prejudice to clause 12.2, if VAR is absent from work as result of ill-health or injury for more than one month in any one year period he shall produce to Newco evidence of such ill-health or injury and provided that Newco approves such evidence as being satisfactory (such approval not to be unreasonably withheld) he shall be entitled to his salary as follows:

        (i) during the first 365 days in the aggregate of such absence in any two year period VAR shall be entitled to his full basic salary; and

        (ii) thereafter for so long as such absence lasts during any such two year period, VAR shall not be entitled to receive any base salary.

11.3 If VAR is absent from work as a result of ill-health or injury for less than one month in any one year period, he shall automatically be entitled to his normal rate of base salary.

TERMINATION

12.1  The Employment may be terminated by either party in accordance with clause
4.

12.2 VAR's employment may be terminated by Newco forthwith by notice in writing if:

        (i) he makes any arrangement or composition with his creditors generally or commits any act of bankruptcy;

        (ii) he is convicted of a criminal offence as a result of which he is sentenced to a term of imprisonment;

       (iii) he commits any wilful breach of any stipulation of this Agreement which is fundamental to this Agreement;

       (iv) having committed any breach of his obligations he fails to rectify such breach (if reasonably capable of rectification) within a period of thirty days from the date of receipt of written notice from the Board requiring him to do so, or he commits a further or continuing breach after receipt of such written notice;

        (v) his conduct may reasonably and objectively be considered to be prejudicial to the interests of the Group. Any conviction for any criminal offence not covered by paragraph (ii) above may be taken into account;

       (vi) he resigns his directorship or fails or ceases to hold any requisite share qualifications;

       (vii) he becomes of unsound mind; and

      (viii) by reason of ill health or injury he is prevented from performing his duties for a consecutive period of 365 days.

12.3 In the event of VAR's Employment being terminated by Newco otherwise than pursuant to clause 12.2:

        (i) VAR shall not for the purpose of mitigating damages be required (and it is hereby expressly declared and agreed that it would be unreasonable for that purpose) to undertake any office or employment or occupation under which his status would be manifestly lower than at the time of such termination; and

        (ii) in calculating the amount of damages to which VAR shall be entitled in respect of such termination the equivalent of any amount paid or payable to VAR pursuant to clause 7 in respect of the financial year last preceding such termination shall be deemed to be included in the total amount of all remuneration to which VAR was entitled at the time of such termination,

PROVIDED HOWEVER, that amount(s) receivable by VAR as damages under this  clause
12.3  shall be reduced by  amount(s) received by him  under paragraphs (a), (b),
(c) and (e) of Section 3 of the Change in Control Agreement between VAR and Varity dated 24 April 1996.

RESTRAINT ON ACTIVITIES OF EXECUTIVE AND CONFIDENTIALITY

13.1 Save insofar as such information is already in the public domain the Executive will keep secret and will not at any time (whether during the Employment or thereafter) use for his own or another's advantage, or reveal to any person, firm, company or organisation and shall use his best endeavours to prevent the publication or disclosure of any information which the Executive knows or ought reasonably to have known to be confidential concerning the business or affairs of Newco or any other member of the Group or any of its or their customers.

13.2 The restrictions in this clause shall not apply:

(a) to any disclosure or use authorised by the Board or required by law or by the Employment;

(b) so as to prevent VAR from using his own personal skill in any business in which he may be lawfully engaged after the Employment is ended.

MISCELLANEOUS

14.1 Notices to Newco may be given by VAR either personally in writing to the Newco Secretary or by letter, facsimile or telex message addressed to Newco at its registered office for the time being. Notices to VAR maybe given by Newco either personally in writing or by letter, facsimile or telex message addressed to VAR at his last known address or his place of work. Any such notice given by letter shall be deemed to have been given at the time when the letter would be delivered in the ordinary course of post.

14.2 Except as expressly provided to the contrary in this Agreement, no provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing and signed by VAR and by a duly authorised signatory of Newco. No waiver by either party hereto at any time of any breach by the other party of, or compliance with, any term of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar terms at the time or at any prior or subsequent time.

14.3 The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

14.4 This Agreement is governed by, and shall be construed in accordance with, the laws of England.

SIGNED by                            )
VICTOR A RICE                        )

SIGNED for and on behalf of          )
LUCASVARITY PLC                      )